

June 9, 2021

Crystal Plum
Chief Financial Officer
Wheeler Real Estate Investment Trust, Inc.
2529 Virginia Beach Blvd., Suite 200
Virginia Beach, Virginia 23452

> **Re: Wheeler Real Estate Investment Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed June 2, 2021**
> **File No. 333-256699**

Dear Ms. Plum:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at (202)551-3034 or Erin E. Martin at (202)551-3391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel Raglan